UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____________)*

                                                                      ElderTrust
(Name of Issuer)

                             Common Shares of Beneficial Interest, par value $.01 per share
(Title of Class of Securities)

                   284560 10 9
(CUSIP Number)

                                                                  July 23, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [  ]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284560 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Investments, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 377,200
6. Shared Voting Power 0
7. Sole Dispositive Power 377,200
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,200
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 284560 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruff Fund Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instruction) (a) (b) [X]

3.	SEC Use Only

4.	Citizenship of Place of Organization New York

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 377,200 See item 2(a) of attached schedule
6. Shared Voting Power 0
7. Sole Dispositive Power 377,200 See item 2(a) of attached schedule
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,200 See item 2(a) of attached schedule
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1% See item 2(a) of attached schedule

12.	Type of Reporting Person OO

CUSIP No. 284560 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles W. Ruff

2.	Check the Appropriate Box if a Member of a Group (See Instruction) (a) (b) [X]

3.	SEC Use Only

4.	Citizenship of Place of Organization United States of America

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 377,200 See item 2(a) of attached schedule
6. Shared Voting Power 0
7. Sole Dispositive Power 377,200 See item 2(a) of attached schedule
8. Shared Dispositive Power 10,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,200 See item 2(a) of attached schedule
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.2% See item 2(a) of attached schedule

12.	Type of Reporting Person IN

Item 1(a).	Name of Issuer: ElderTrust
Item 1(b).	Address of Issuer's Principal Executive Officers 101 East State Street, Suite 100 Kennett Square, Pennsylvania 19348
Item 2(a).	Names of Persons Filing:
Insight Investments, LP Ruff Fund Management, LLC Charles W. Ruff

Ruff Fund Management, LLC ("Ruff Fund Management") is the general partner of Insight Investments, LP ("Insight Investments") and Charles W. Ruff is the President and sole member of Ruff Fund Management, LLC; therefore, Ruff Fund Management, LLC and Charles W. Ruff may be deemed to beneficially own the shares of Common Shares of Beneficial Interest of ElderTrust beneficially owned by Insight Investments, LP. Mr. Ruff may also be deemed to beneficially own 10,000 Common Shares of Beneficial Interest owned by a family member's IRA as to which he has shared dispositive power.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address for all of the reporting persons is 748 Perinton Hills Office Park, Fairport, New York 14450.
Item 2(c).	Citizenship:
Insight Investments, LP is a Delaware Limited Partnership Ruff Fund Management, LLC is a New York Limited Liability Company Charles W. Ruff is a citizen of the United States of America
Item 2(d).	Title of Class of Securities
Common Shares of Beneficial Interest, par value $.01 per share
Item 2(e).	CUSIP Number 284560 10 9
Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Filing Person is a:
(a) - (j) Not Applicable
Item 4.	Ownership
	(a) Amount beneficially owned: Insight Investments: Ruff Fund Management: Mr. Ruff:	377,200 377,200 387,200
	(b) Percent of class: Insight Investments: Ruff Fund Management: Mr. Ruff:	5.1% 5.1% 5.2%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
	Insight Investments: Ruff Fund Management: Mr. Ruff:	377,200 377,200 377,200
	(ii) shared power to vote or to direct the vote: Insight Investments: Ruff Fund Management: Mr. Ruff:	0 0 0
(iii) sole power to dispose or to direct the disposition of:
	Insight Investments: Ruff Fund Management: Mr. Ruff:	377,200 377,200 377,200
(iv) Shared power to dispose or to direct the disposition of:
	Insight Investments: Ruff Fund Management: Mr. Ruff:	0 0 10,000

          See Item 2(a) above for information relating to the beneficial ownership of Insight Investments, Ruff Fund Management and Mr. Ruff.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable
Item 6.	Ownership of More then Five Percent on Behalf of Another Person Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group Not Applicable
Item 10.

Certification.

          By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not aquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

          After reasonable inquiry and to the best if my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2002

Insight Investments, LP by: Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
/S/ Charles W. Ruff (Signature) Charles W. Ruff (Name)

Exhibit A

Agreement as to Joint Filing

          Pursuant to Rule 13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13G relating to ElderTrust is being filed on behalf of each of the undersigned.

August 1, 2002

Insight Investments, LP by: Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
/S/ Charles W. Ruff (Signature) Charles W. Ruff (Name)